Exhibit 99-1
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[GRAPHIC OMITTED]

     KOOR INDUSTRIES' AFFILIATE MAKHTESHIM AGAN INDUSTRIES RE-EXAMINES FACT BASIS OF 2005 ESOP GRANTS


Tel Aviv, Israel - May 13, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company"), a leading Israeli holding company, announced today that its affiliated company, Makhteshim Agan Industries Ltd. ("MAI"), a company in which Koor currently holds approximately 39%, made the following announcement today in connection with its 2005 employee share option plan:

On March 13, 2005, MAI's Board of Directors approved an employee share option plan. Relying on the transitional rules of Accounting Standard 24, "Share-Based Payments", MAI in its financial reports according to Israeli GAAP did not apply that Standard to the grants made under the option plan, and did not record an expense in respect thereof, pursuant to the Standard's transitional rules which provide that the Standard applies to grants after March 15, 2005, and which had not vested prior to January 1, 2006.

In connection with review of the draft prospectus submitted by MAI for listing of bonds it issued, and following a meeting with the staff of the Israeli Securities Authority on May 8, 2007, questions arose regarding the factual circumstances leading to removal of the grants from application of the aforesaid Standard.

Had Standard 24 been applied to all of the grants made under the 2005 option plan, MAI estimates the maximum additional expense that would have been recorded in its financial reports according to Israeli GAAP in respect thereof at the sum of approximately $6 million in 2005, approximately $8 million in 2006 (approximately $2 million per quarter) and approximately $2 million in the first quarter of 2007.

MAI's Board of Directors has decided to re-examine the facts on the basis of which the grants were treated for accounting purposes, under the supervision of MAI's Audit Committee. If the outcome of the examination indicates that MAI should have applied the Standard to the aforesaid grants, or part thereof, and taking into account the materiality of this matter, MAI may restate its financial statements according to Israeli GAAP for the years 2005 and 2006 and for the first quarter of 2007, by the maximum amounts stated above.

In the event that MAI shall restate its financial statements according to Israeli GAAP as described above, under Israeli GAAP Koor's share in the maximum additional expenses to be recorded by MAI will amount to approximately $1.9 million, $2.8 million and $0.8 million in respect of the years ended December 31, 2005 and 2006 and for the first quarter of 2007, respectively and Koor may restate its financial reports accordingly.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                IR CONTACTS
Oren Hillinger, Finance Director               Ehud Helft / Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel: 972 3 607 - 5111                          Tel:  1 866 704 - 6710
Fax: 972 3 607 - 5110                          Fax:  972 3 607 - 4711
oren.hillinger@koor.com                        info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.